UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
 __________________________
Fluidigm Corporation
(Exact name of registrant as specified in its charter)
 __________________________

Delaware	001-34180	77-0513190
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
        2 Tower Place, Suite 2000, South San Francisco, California       94080
          (Address of principal executive offices)       (Zip Code)

Nicholas Khadder  Senior Vice President, General Counsel, and Secretary
(650) 266-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
For the reporting period from January 1, 2019 to December 31, 2019, Fluidigm Corporation (the “Company”) evaluated its current products and determined that certain “conflict minerals,” as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of products manufactured by the Company, which are referred to in this Form SD as “necessary conflict minerals.” Accordingly, the Company conducted a reasonable country of origin inquiry to determine whether during 2019 its necessary conflict minerals originated in the Democratic Republic of the Congo or certain adjoining countries, which are referred to in this Form SD collectively as the “covered countries.” The Company then conducted due diligence designed to conform to the Organisation for Economic Co-operation and Development, or OECD, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas in order to determine whether any of the Company’s necessary conflict minerals originated from any of the covered countries during 2019 and whether these conflict minerals benefitted, directly or indirectly, armed groups in any of the covered countries.
Conflict Minerals Disclosure
In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD, the Company is filing a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at http://investors.fluidigm.com/financial-information/sec-filings.
Item 1.02 Exhibit
In accordance with Rule 13p-1, and this Form SD, the Company is filing its Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.
Section 2 Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Fluidigm Corporation Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLUIDIGM CORPORATION
(Registrant)

By:	/s/ Nicholas Khadder	May 28, 2020
	Nicholas Khadder	(Date)
Senior Vice President, General Counsel, and Secretary